Genie Lens, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Period March 6, 2019 (Inception) to December 31, 2019
Revenues	$ 322,000	$ 281,225
Expenses:		
Advertising and promotion	60,000	97,021
Rent	18,000	27,000
Taxes and licenses	-	1,250
Automobile and truck expense	-	5,239
Computer services and supllies	-	17,251
Gifts	-	1,050
Legal and professional	12,000	12,800
Meals	-	3,519
Office supplies	-	2,653
Outside services	-	125,000
Postage	-	615
Printing	-	834
Supplies	-	3,268
Training	-	955
Travel	6,800	2,475
Telephone	6,800	2,465
Utilities	-	1,389
App maintenance	14,400	
Total expenses	118,000	304,784
Net income/(loss)	$ 204,000	$ (23,559)